Exhibit 99

List of Pending Tobacco Cases

The following sets forth the principal parties to the proceedings referred to in Item 3 of this Form 10-K in which Registrant is currently named as a defendant, the court in which such proceedings are pending and the date such proceedings were instituted against Registrant:

DeBobes, L. (severed from Perri, A.) v. The American Tobacco Company, et al., Supreme Court of New York, Nassau County, October 17, 1997;

Gelfond, M. v. Fortune Brands, Inc., et al., Supreme Court of New York, New York County, May 1, 1998;

James, T. (severed from Crane, J.) v. The American Tobacco Company, et al., Supreme Court of New York, New York County, April 4, 1997; and

Yedwabnick (f/k/a Smith, BJ) v. The American Tobacco Company, et al., Supreme Court of New York, Queens County, August 26, 1997.